March 21, 2007

VIA FEDERAL EXPRESS MAIL & FACSIMILE

Ms. Jeanne Bennett

Staff Accountant

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:

Your Comment Letter Dated March 16, 2007

Dear Ms. Bennett:

On behalf of Biofield Corp., I acknowledge receipt of your letter of comment dated March 16, 2007, in which you bring to our attention the need to file a Current Report on Form 8-K related to a change of accountant, i.e., Item 4.01.

We have prepared the Report and have submitted it to our former accountant for its review. It was our preference to file the Report with the accountant’s response. However, we have yet to get such a response from the accountant and are therefore filing the Report without the accountant’s response.  We shall promptly file the response when it is received.

We acknowledge that: (a) Biofield Corp. is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Biofield Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/ Michael Yom Michael Yom, President

cc:

Richard E. Brodsky, Esq., Squire, Sanders & Dempsey L.L.P.

1615 Walnut Street, 3rd Floor

Philadelphia, PA 19103

Tele: 215 972 1717; Fax: 215 972 6988; www.biofield.com